

November 21, 2011

Via Email
Theresa A. Hoyt
Authorized Representative
BREF HR, LLC
Three World Financial Center
200 Vesey Street, 11th Floor
New York, NY 10281

>   **Re: BREF HR, LLC**
>   **Registration Statement on Form 10-12(g)**
>   **Filed October 24, 2011**
>   **File No. 000-54532**

Dear Ms. Hoyt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. As such, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. Please incorporate your revisions, in response to our comments, in both amendments to this Form 10 and your periodic reports.

2.   Please update your financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

The Assignment, page 2

3.   Please revise this subsection to confirm that you have discussed all the material terms of
the Settlement Agreement or revise to provide such disclosure.

4.   Please discuss Morgans Group LLC's ongoing relationship to your business, if any.

Corporate Structure, page 3

5.   Please describe how your corporate structure will change once you are able to own and
operate the gaming facility directly and clarify if there will be any changes in the fees you
pay to manage your gaming facility. Also, please include footnote disclosure to briefly
discuss the role of each entity identified in this chart.

Regulatory Matters Related to The Assignment, page 3

6.   Please revise to discuss in more detail the terms of the temporary waivers of the gaming
regulations and licensing requirements granted to the company. Please also revise the
disclosure here or elsewhere to update the status of your progress in meeting all
requirements needed before you can assume operations of the Hard Rock gaming
activities.

The Hard Rock Hotel & Casino Las Vegas

The Hotel, page 8

7.   Please revise to provide historical trend information regarding revenues per room
available or advise.

Trademarks, page 11

8.   Please revise to briefly discuss the material aspects of the litigation disclosed on page 26
and discuss the harm associated with an unfavorable result.

Casino Management Agreement, page 19

9.   Please clarify whether the company must reimburse LVHR for the base fee payment to
WG-Harmon.

Resort Management Agreement, page 19

10.   Please revise to discuss the "certain conditions" that would trigger an increase in the base
management fee and the adjusted EBITDA terms associated with the incentive
management fee.

Unaudited Pro Forma Financial Data, page 33

Unaudited Pro Forma Statement of Operations, page 34

11.   Please revise to explain further how you calculated the management fee adjustment. Explain the terms of the incentive fee and your basis for the adjustment including how it complies with Article 11 of Regulation S-X.

12.   Please tell us why you believe it is appropriate to adjust the pro forma results to eliminate the impairment of land adjacent to the operating property within adjustment (4). Tell us how this adjustment complies with the requirements of Article 11 of Regulation S-X and provide your basis for such elimination.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

General

13.   On page 53, you indicate that the cash flows of HRH Holdings were not sufficient to service your debt. Please discuss any material changes or improvements you plan on implementing to be able to service your debt going forward or if you are relying on improved economic conditions. Also, please discuss the specific impact, if any, current trends and recent events have had on your financial condition and results of operations.

Results of Operations, page 39

Casino Revenues, page 42

14.   Please tell us how the prohibition from receiving gaming revenues and the lease arrangement with LVHR impacts the operating results disclosed in this subsection.

Liquidity and Capital Resources

Potential Sources of Liquidity, page 53

15.   Please revise to disclose the capacity remaining on the Amended Facility and clarify how the Second Mortgage is a source of liquidity.

Critical Accounting Policies, page 55

Fair Value Measurements, page 57

16.   Please tell us how you determined the fair value of the Hard Rock licensing intangible asset as of the assignment date of March 1, 2011, and how, if at all, the current litigation in which you are a defendant against Hard Rock Cafe International (USA), Inc. impacted

such valuation. Expand your disclosure to discuss the valuation method/s used and the significant assumptions that you relied upon.

17.   Please expand your disclosure to discuss the valuation method/s used to determine the fair values of each type of long-lived asset, other than the licensing intangible asset discussed above, and the long term debt as of the assignment date of March 1, 2011. If multiple valuation methods were used, disclose the weighting of each method. Also, disclose any significant assumptions that you relied upon.

Audited Consolidated Annual Financial Statements of HRH Holdings, page F-2

Notes to Consolidated Financial Statements, page F-7

2. Accounts Receivable, page F-15

Unaudited Consolidated Financial Statements of the Company

Notes to Unaudited Consolidated Financial Statements, page F-69

1. Company Structure and Significant Accounting Policies, page F-69

The Assignment, page F-69

18.   Please tell us and disclose how you determined the consideration transferred and the amount allocated to member's equity.

5. Intangible Assets, page F-77

19.   Please tell us how you determined that the useful life of customer relationships is 10 years, and why you believe straight-line amortization approximates the usage of such intangible asset.

9. Commitments and Contingencies, page F-81

20.   Please tell us how your disclosure regarding your legal and regulatory proceedings complies with ASC 450. Specifically tell us what consideration you gave to disclosing a reasonably possible range of loss.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: Matthew D. Bloch, Esq.
     Weil Gotshal & Manges LLP